Exhibit 99.85

FORM 72 - 503F REPORT OF DISTRIBUTIONS OUTSIDE CANADA Full name, address and telephone number of the Issuer. 1. a ) Ful l nam e of issuer DeFi Technologie s Inc . / DeFi Technologie s Inc. b ) Hea d office address Ontario Province/State 19 8 Davenport Rd. Stree t address M5 R 1J2 Posta l code/Zi p code Toronto Municipality + 1 (416) 861 - 2267 Telephon e number Canada Country c) Full legal name(s) of co - issuer(s) (if applicable) Type of security, the aggregate number or amount distributed and the aggregate purchase price. Canadia n $ Total amount Highest price Singl e or lowes t price Numbe r of securities Description of security CUSIP numbe r (if applicable) Convertibl e / exchangeabl e securit y code $0.0000 $0.5500 $0.5500 7,297,090.0000 244916102 CMS Type s of securit y distributed Provide the following information for all distributions of securities relying on an exemption from section 2 . 3 or 2 . 4 of the Rule on a per security basis . Refer to the Instructions for how to indicate the security code . If providing the CUSIP number, indicate the full 9 - digit CUSIP number assigned to the security being distributed . Details of rights and convertible/exchangeable securities If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security. Describe other terms (if applicable) Conversio n ratio Expir y dat e (YYYY - MM - DD) Exercis e price (Canadia n $) Underlying security code Security code Highest Lowest Date of distribution(s). Distribution date State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distribued on a continuous basis, 2. 3.

09 02 2024 09 02 2024 include the start and end dates for the distribution period covered by the report. Start dat e En d date YYYY M M DD YYYY MM DD

State the name and address of any person acting as dealer or underwriter (including an underwriter that is acting as agent) in connection with the distribution(s) of the securities. Dealer or underwrite r information (i f applicable) 4. Ful l lega l name Stree t address Municipality Country Telephon e number Province/State Posta l code/Zip code Website

Certification Kenny CHOI 15 02 2024 Certification Provide the following certification and business contact information of an officer, director or agent of the issuer. If the issuer is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer's trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund. The certification may be delegated, but only to an agent that has been authorized by an officer or director of the issuer to prepare and certify the report on behalf of the issuer. If the report is being certified by an agent on behalf of the issuer, provide the applicable information for the agent in the boxes below. The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form. Securities legislation requires an issuer that makes a distribution of securities under certain prospectus exemptions to file a completed report of exempt distribution. By completing the information below, I certify, on behalf of the issuer/investment fund manager, to the securities regulatory authority or regulator, as applicable, that I have reviewed this report and to my knowledge, having exercised reasonable diligence, the information provided in this report is true and, to the extent required, complete. Nam e of Issuer / investment fun d manager/agen t DeFi Technologie s Inc. Ful l lega l name Famil y nam e Firs t give n nam e Secondar y give n names Titl e CORPORAT E SECRETARY Telephone number +1 (416) 861 - 2267 Email address KCHOI@FMRESOURCES.CA Signature Kenny Choi Date YYYY MM DD 5.